# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 3, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Corium International, Inc.

### File No. 333-194279 - CF#30536

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Corium International, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 3, 2014.

Based on representations by Corium International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.13 | through August 31, 2016 |
| Exhibit 10.15 | through December 23, 2016 |
| Exhibit 10.16 | through December 23, 2016 |
| Exhibit 10.17 | through December 23, 2018 |
| Exhibit 10.18 | through April 1, 2019 |
| Exhibit 10.19 | through December 23, 2018 |
| Exhibit 10.20 | through May 5, 2016 |
| Exhibit 10.21 | through August 14, 2018 |
| Exhibit 10.22 | through December 23, 2018 |
| Exhibit 10.23 | through January 31, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary